SAZI FOODS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022
(See Independent Accountants' Compilation Report)

UNAUDITED

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:

Net income (loss)	$(20,068)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
None	--
Net cash provided (used) by operating activities	(20,068)
Cash flows from investing activities:	
Member contributions	20,068
Net increase (decrease) in cash and cash equivalents	--
Cash and cash equivalents at beginning of year	--
Cash and cash equivalents at end of year	$ --

SAZI FOODS, LLC
STATEMENT OF CASH FLOWS
NINE MONTHS FROM INCEPTION
MARCH 29, 2021 THROUGH DECEMBER 31, 2021
(See Independent Accountants' Compilation Report)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) $(53,396)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  None   --

  Net cash provided (used) by operating
   activities   (53,396)

Cash flows from investing activities:
 Member contributions   3,396

Cash flows from financing activities:
 Proceeds from note payable   50,000

Net increase (decrease) in cash and cash
 equivalents   --

Cash and cash equivalents at beginning of year   --

Cash and cash equivalents at end of year $ --